Exhibit 99.1

LumiraDx Reports Third Quarter 2021 Financial Results

Strong Revenue Growth and Strategic Progress on Platform, Products and Pipeline

London, UK (November 10, 2021), LumiraDx (Nasdaq:LMDX), a next-generation point of care (POC) diagnostics company, today announced financial results for the quarter ended September 30, 2021.

•

Revenue of $109.1M for the three months ended Sept. 30, 2021 and $303.2M for the nine months ended Sept. 30, 2021 rose significantly over revenue of $139.2M for the twelve months ended Dec. 31, 2020 on strong traction for our long-term strategy

•	Platform revenue driven by higher COVID testing rates in all markets, especially U.S.; uptick in Europe for COVID Ag Pool tests enabling high throughput screening

•	Fast Lab Solutions doubled its business enabling fast, accurate testing for laboratory customers

•	Positive market development for INR tests for monitoring patients on oral anticoagulation therapy and D-Dimer for diagnosing deep vein thrombosis and pulmonary embolism

•	Steady progress expanding geographies and testing menu for 30+ common health conditions in our planned pipeline

“LumiraDx’s disruptive next generation platform is just beginning to drive the transformation of community-based testing,” said Chairman and CEO Ron Zwanziger: “Our first financial results as a public company demonstrate LumiraDx’s tremendous growth potential driven by the need for fast, accurate and comprehensive diagnostic information to healthcare providers at the point of need. Our five platform tests in the market are delivering strong performance and we continue to make progress to expand our testing menu for diagnosing common conditions and improving health outcomes around the world.”

2021 Third Quarter and First Nine Months Financial Highlights

For the first nine months of 2021, LumiraDx delivered $303.2 million in revenue compared to $26.9 million for the same period last year and $139.2 million for full year 2020. The company currently expects full year revenue for 2021 to be substantially in line with the average consensus analyst estimate of $367 million.

The pandemic accelerated the company’s vision to transform point-of-care diagnostics, enabling more than 19,300 Platforms shipped to customers as of the end of September 2021.

For the third quarter of 2021, LumiraDx reported $109.1 million in revenue compared to $13.9 million for the same period last year. Covid Ag test strips accounted for $92.0 million of revenue in the third quarter of 2021 driven by higher testing rates in all markets, while Fast Lab Solutions delivered revenue of $10.3 million as adoption of our unique molecular chemistry has been accelerating.

Gross margin for the third quarter of 2021 was 36% and gross margin for the nine months ended September 30, 2021 was 32%. Margins were negatively impacted by non-recurring costs related to our rapid increase in production capacity and capabilities.

Research and development costs were $35.4 million in the third quarter of 2021. This represents an increase of 27% over the third quarter in 2020 as we continued to increase capabilities, opened our new R&D center in Glasgow and further resourced our development teams for continued pipeline delivery.

SG&A expenses for the third quarter of 2021 of $58.9 million includes an IFRS 2 charge of $22.2 million for the difference in the fair value of the shares deemed to have been issued by LumiraDx in the merger transaction to CA Healthcare shareholders and the net assets of CA Healthcare and $8.6 million of LumiraDx transaction costs as part of LumiraDx’s transaction to go public on Nasdaq. Excluding these items, SG&A expenses were $28.1 million, an increase of $15.9 million from the third quarter in 2020 as we expanded staffing globally to support the commercial growth of LumiraDx’s Platform and Fast Lab Solutions.

Net income for the third quarter of 2021 was $84.8 million, or $0.46 per fully diluted share. Net income arose from certain accounting gains on the conversion of our debt and equity securities as part of the merger transaction. Our non-IFRS adjusted net loss for the period, excluding merger expenses and excluding amortization, share-based payment expenses and unrealized foreign exchange gains was $29.8 million, or a loss of $0.16 per share.

At September 30, 2021, LumiraDx had $300 million in senior debt and $18 million in other term debt. The company’s cash balance at September 30, 2021 was $217.7 million.

Conference Call

LumiraDx’s senior management team will host a conference call today at 8:00 AM ET to discuss the company’s financial results and business updates. Call in details and a link to view the webcast may be found at https://investors.lumiradx.com/news-and-events/investor-calendar. A replay of the webcast will be available on the Investor’s section of the company’s website at investors.lumiradx.com shortly after the conclusion of the call. The webcast will be archived for 90 days.

About LumiraDx

LumiraDx (Nasdaq: LMDX) is a next-generation point of care diagnostics company that is transforming community-based healthcare. Founded in 2014, LumiraDx manufactures and commercializes an innovative diagnostic Platform that supports a broad menu of tests with lab comparable performance at the point of care. LumiraDx diagnostic testing solutions are being deployed by governments and leading healthcare institutions across laboratories, urgent care, physician offices, pharmacies, schools, and workplaces to screen, diagnose, and monitor wellness as well as disease. LumiraDx has, on the market and in development, 30+ tests covering infectious diseases, cardiovascular diseases, diabetes, and coagulation disorders, all on the LumiraDx Platform. In addition, LumiraDx has a comprehensive portfolio of fast, accurate, and cost-efficient COVID-19 testing solutions from the lab to point of need. LumiraDx is based in the UK with more than 1500 employees worldwide.

Further information on LumiraDx and the LumiraDx Platform is available at www.lumiradx.com

Contact:

Colleen McMillen

Colleen.McMillen@lumiradx.com

+1.917.344.9360

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, including statements regarding the effectiveness of our strategy, regulatory progress and the advancement of our pipeline of tests, and the benefits and performance of our tests. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements, including, among others, general economic, political and business conditions; the effect of COVID-19 on LumiraDx’s business and financial results; obtaining or maintaining regulatory approval, authorization or clearance for our tests; and those factors discussed under the header “Risk Factors” in the Proxy Statement and Prospectus filed pursuant to Rule 424B(3) with the Securities and Exchange Commission, or SEC on September 10, 2021 and other filings with the SEC. Although LumiraDx believes that it has a reasonable basis for each forward-looking statement contained in this press release, LumiraDx cautions you that these statements are based on a combination of facts and factors currently known by it and its projections of the future, about which it cannot be certain. LumiraDx undertakes no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise.

Non-IFRS Financial Measures

We present non-IFRS financial measures because we believe that they and other similar measures are widely used by certain investors, securities analysts and other interested parties as supplemental measures of performance and liquidity. We also use these measures internally to establish forecasts, budgets and operational goals to manage and monitor our business, as well as evaluate our underlying historical performance, as we believe that these non-IFRS financial measures depict the true performance of the business by encompassing only relevant and controllable events, enabling us to evaluate and plan more effectively for the future. The non-IFRS financial measures may not be comparable to other similarly titled measures of other companies and have limitations as analytical tools and should not be considered in isolation or as a substitute for analysis of our operating results as reported under IFRS as issued by the IASB. Non-IFRS financial measures and margins are not measurements of our performance, financial condition or liquidity under IFRS as issued by the IASB and should not be considered as alternatives to [operating loss, gross margin or net income (loss)] or any other performance measures, derived in accordance with IFRS as issued by the IASB or any other generally accepted accounting principles.

We define non-IFRS operating loss and non-IFRS net income (loss) as operating loss and net income (loss), respectively, excluding amortization, share-based payments, IFRS 2 listing expense, change in fair value of financial instruments, foreign exchange (gain)/loss, dividends on preferred shares and non-cash interest. We recommend that you review the reconciliation of the non-IFRS measure to the most directly comparable IFRS financial measure provided in the financial statement tables included below, and that you not rely on any single financial measure to evaluate our business.

LUMIRADX LIMITED

Unaudited Consolidated Statement of Financial Position

	DECEMBER 31, 2020	SEPTEMBER 30, 2021

	(in thousands, except share data)
ASSETS
Non-Current Assets
Other non-current assets	$241	$545
Intangibles and goodwill	40,723	38,208
Right-of-Use Assets	10,386	15,258
Property, plant and equipment	87,082	155,084

Total Non-Current Assets	138,432	209,095

Current Assets
Inventories	85,516	178,163
Tax receivable	20,680	13,281
Trade and other receivables	109,295	93,133
Restricted Cash	2,455	2,442
Cash and cash equivalents	158,717	215,285

Total Current Assets	376,663	502,304

TOTAL ASSETS	$515,095	$711,399

LIABILITIES AND EQUITY
Liabilities
Non-Current Liabilities
Debt due after more than one year	$(139,734)	$(308,399)
Preferred shares	(451,721)	—
Lease liabilities	(8,991)	(13,432)
Warrant liability	—	(6,690)
Deferred tax liabilities	(1,230)	(910)

Total Non-Current Liabilities	(601,676)	(329,431)

Current Liabilities
Debt due within one year	(147,238)	(557)
Trade and other payables	(138,783)	(191,143)
Lease liabilities due within one year	(2,114)	(4,874)

Total Current Liabilities	(288,135)	(196,574)
Equity
Share capital and share premium	(152,732)	(769,217)
Foreign currency translation reserve	19,905	17,532
Other reserves	(99,821)	(123,383)
Accumulated deficit	607,157	690,211

Total equity attributable to equity holders of the parent	374,509	(184,857)

Non-controlling interests	207	(537)

Total Equity	374,716	(185,394)

TOTAL EQUITY AND LIABILITIES	$(515,095)	$(711,399)

LUMIRADX LIMITED

Unaudited Consolidated Statement of Profit and Loss and Comprehensive Income

	THREE MONTHS ENDED SEPTEMBER 30,		NINE MONTHS ENDED SEPTEMBER 30,
	2021	2020	2021	2020

	(in thousands, except share and per share data)
Revenue
Products	$108,131	$12,688	$300,064	$23,318
Services	950	1,240	3,111	3,560

Total Revenue	109,081	13,928	303,175	26,878
Cost of sales
Products	70,066	12,397	205,326	18,915
Services	175	482	829	1,425

Total Cost of Sales	70,241	12,879	206,155	20,340
Gross Profit	38,840	1,049	97,020	6,538
Gross Profit Margin	36%	8%	32%	24%
Research and development expenses	35,396	27,919	96,399	79,843
Selling, marketing and administrative expenses	58,920	12,227	123,918	30,314

Operating Loss	(55,476)	(39,097)	(123,297)	(103,619)
Finance income	178,832	264	118,610	774
Finance expense	(37,589)	(27,970)	(103,949)	(75,596)

Net finance expense	141,243	(27,706)	14,661	(74,822)
Gain/(Loss) before Tax	85,767	(66,803)	(108,636)	(178,441)
Tax (provision)/credit for the period	(994)	4,473	(2,551)	9,143

Gain/(Loss) for the period	$84,773	$(62,330)	$(111,187)	$(169,298)

Loss attributable to non-controlling interest	34	36	322	(213)

Net gain/(loss) attributable to equity holders of parent—basic and diluted	$84,739	$(62,366)	$(111,509)	$(169,085)

Net gain/(loss) per share attributable to equity holders of parent—basic	$0.63	$(0.47)	$(0.84)	$(1.28)
Net gain/(loss) per share attributable to equity holders of parent—diluted	$0.46	$(0.47)	$(0.84)	$(1.28)
Weighted-average number of Ordinary Shares used in loss per share—basic	135,546,183	132,191,196	132,649,878	132,192,865
Weighted-average number of Ordinary Shares used in loss per share—diluted	183,227,228	132,191,196	132,649,878	132,192,865

LUMIRADX LIMITED

Unaudited Consolidated Statement of Cash Flows

	THREE MONTHS ENDED SEPTEMBER 30,		NINE MONTHS ENDED SEPTEMBER 30,
	2021	2020	2021	2020

	(in thousands, except share and per share data)
Cash Flows from Operating Activities
Income/(Loss) for the period	$84,773	$(62,330)	$(111,187)	$(169,298)
Adjustments to reconcile loss for the period to net cash used in operating activities:
Depreciation	7,134	1,948	14,673	4,935
Amortization	587	589	1,755	1,750
Net finance (income)/expenses	(146,807)	22,261	(30,748)	58,607
Share based payment expense	4,096	696	29,377	2,265
Increase in tax receivable	(1,466)	(4,666)	(2,839)	(9,208)
Accrued preferred shares dividends	5,445	5,445	16,156	16,215
IFRS 2 charge for difference in fair value of shares deemed issued	22,214	—	22,214	—
Changes to working capital:
Inventories	(4,188)	(20,531)	(92,995)	(31,824)
Trade and other receivables	(26,093)	(18,477)	27,526	(12,534)
Trade payables and other liabilities	29,825	8,294	43,688	14,426

Net Cash used in Operating Activities	(24,480)	(66,771)	(82,380)	(124,666)

Cash Flows from Investing Activities
Purchases of property, plant, equipment	(19,678)	(9,120)	(81,419)	(35,655)
Purchases of intangible assets	—	(23)	—	(45)
Cash paid for business investments	—	—	(1,968)	—
Cash received from merger	38,244	—	38,244	—

Net Cash generated from/(used in) Investing Activities	18,566	(9,143)	(45,143)	(35,700)

Cash Flows from Financing Activities
Proceeds from issuance of convertible notes, net of issuance costs	—	70,917	—	70,917
Proceeds from debt issuance, net of issuance costs	—	—	361,729	—
Proceeds from shares issued on the exercise of share options	—	15	—	15
Repayment of principal portion of lease liabilities	(2,572)	(925)	(4,830)	(2,028)
Cash interest paid, net of interest received	(9,035)	(4,026)	(23,662)	(7,894)
Fee on early extinguishment of debt	(37)	—	(2,387)	—
Repayments of debt	(66)	(52)	(140,286)	(244)

Net Cash (used in)/generated from Financing Activities	(11,710)	65,929	190,564	60,766

Net (Decrease)/Increase in Cash and Cash Equivalents	(17,624)	(9,985)	63,041	(99,600)

Movement in Cash and Cash Equivalents
Cash and cash equivalents at the beginning of the period	246,455	47,013	161,172	139,387
Exchange gain/(loss) on cash and cash equivalents	(11,104)	521	(6,486)	(2,238)
Net increase/(decrease) in cash and cash equivalents	(17,624)	(9,985)	63,041	(99,600)

Cash and Cash Equivalents at the end of the period	$217,727	$37,549	$217,727	$37,549

LUMIRADX LIMITED

Reconciliation of IFRS Financial Measures to Non-IFRS Financial Measures

	THREE MONTHS ENDED SEPTEMBER 30,
	Operating Loss		Net Income/(Loss)		Diluted EPS
	2021	2020	2021	2020	2021	2020
	(in thousands except share and per share data)
IFRS Financial Measure	$(55,476)	$(39,097)	$84,773	$(62,330)	$0.46	$(0.47)
Amortization	717	609	717	609	—	—
Share-based payments	4,097	784	4,097	784	0.02	0.01
SPAC merger transaction costs[1]	30,809	—	30,809	—	0.17	—
Change in fair value of financial instruments	—	—	(162,317)	29,740	(0.88)	0.22
Foreign exchange (gain)/loss	—	—	18,095	(15,198)	0.10	(0.11)
Dividends on preferred shares	—	—	(61,002)	5,445	(0.33)	0.04
Non-cash interest	—	—	55,009	3,877	0.30	0.03

Non-IFRS Adjusted Financial Measure	$(19,853)	$(37,704)	$(29,819)	$(37,073)	$(0.16)	$(0.28)

	NINE MONTHS ENDED SEPTEMBER 30,
	Operating Loss		Net Income/(Loss)		Diluted EPS
	2021	2020	2021	2020	2021	2020
	(in thousands except share and per share data)
IFRS Financial Measure	$(123,297)	$(103,619)	$(111,187)	$(169,298)	$(0.84)	$(1.28)
Amortization	1,885	1,769	1,885	1,769	0.02	0.01
Share-based payments	26,904	2,353	26,904	2,353	0.20	0.02
SPAC merger transaction costs[1]	30,809	—	30,809	—	0.23	—
Change in fair value of financial instruments	—	—	(102,065)	29,740	(0.77)	0.23
Foreign exchange (gain)/loss	—	—	13,267	11,058	0.10	0.08
Dividends on preferred shares	—	—	(50,291)	16,215	(0.38)	0.12
Non-cash interest	—	—	96,594	9,782	0.73	0.08

Non-IFRS Adjusted Financial Measure	$(63,699)	$(99,497)	$(94,084)	$(98,381)	$(0.71)	$(0.74)

1 - Includes an IFRS 2 charge of $22.2 million for the difference in the fair value of the shares deemed to have been issued by LumiraDx in the merger transaction to CA Healthcare shareholders and the net assets of CA Healthcare and $8.6 million of LumiraDx transaction costs.